MAUI LAND & PINEAPPLE COMPANY, INC
ANNUAL REPORT
2001

CONTENTS

Letter to Shareholders                                          2
Pineapple                                                       4
Resort                                                          5
Commercial & Property                                           6
Independent Auditors' Report                                    7
Consolidated Balance Sheets                                     8
Consolidated Statements of Operations and Retained Earnings    10
Consolidated Statements of Comprehensive Income                10
Consolidated Statements of Cash Flows                          11
Notes to Consolidated Financial Statements                     12
Quarterly Earnings                                             19
Common Stock                                                   20
Selected Financial Data                                        20
Management's Discussion and Analysis of
  Financial Condition and Results of Operations                21
Officers and Directors                          inside back cover











THE COMPANY

     Maui Land & Pineapple Company, Inc., a Hawaii corporation, the successor to a business organized in 1909, is a land-holding and operating company with several wholly owned subsidiaries, including two major operating companies, Maui Pineapple Company, Ltd. and Kapalua Land Company, Ltd. The Company, as used herein, refers to the parent and its subsidiaries. The Company's principal business activities are Pineapple, Resort and Commercial & Property.

     The Company owns approximately 28,600 acres of land on the island of Maui, of which about 8,400 acres are used directly or indirectly in the Company's operations. The Company employed approximately 1,830 people in 2001 on a year-round or seasonal basis.

     Maui Pineapple Company, Ltd. is the operating subsidiary for Pineapple. Its canned pineapple, pineapple juice and fresh pineapple are found in supermarkets throughout the United States. The canned pineapple products are sold as store-brand pineapple with 100% HAWAIIAN U.S.A. imprinted on the can lid. In addition, the products are sold through institutional, industrial and export distribution channels.

     Kapalua Land Company, Ltd. is the development and operating subsidiary for the Kapalua Resort. The Kapalua Resort is a master-planned, golf resort community on Maui's northwest coast. The property encompasses 1,650 acres bordering the ocean with three white sand beaches.

     Commercial & Property includes the operations of various properties, including Queen Ka'ahumanu Center, the largest retail and entertainment center on Maui. It also includes the Company's land entitlement and management activities and land sales and development activities that are not part of the Kapalua Resort.




On the cover:  Maui Pineapple's newest products.




To request a copy of news releases or other financial reports, contact us at our corporate offices or visit our web sites.



Printed in Hawaii







10-K REPORT
Shareholders who wish to receive, free of charge, a copy of the Company's 10-K Report to the Securities and Exchange Commission
(excluding certain exhibits) may write to:

     Corporate Secretary
     Maui Land & Pineapple Company, Inc.
     P. O. Box 187
     Kahului, Hawaii 96733-6687


OFFICES
Corporate Offices                    Pineapple Marketing Office

Maui Land & Pineapple Company, Inc.  Maui Pineapple Company, Ltd.
P. O. Box 187                        P. O. Box 4003
Kahului, Hawaii  96733-6687          Concord, California 94524-4003
Telephone:  808-877-3351             Telephone:  925-798-0240
Fax:  808-871-0953                   Fax:  925-798-0252
www.mauiland.com

Maui Pineapple Company, Ltd.
P. O. Box 187
Kahului, Hawaii  96733-6687
Telephone:  808-877-3351
Fax:  808-871-0953
www.pineapplehawaii.com

Kapalua Land Company, Ltd.
1000 Kapalua Drive
Kapalua, Hawaii  96761-9028
Telephone:  808-669-5622
Fax:  808-669-5454
www.kapaluamaui.com

Queen Ka'ahumanu Center
275 Kaahumanu Avenue
Kahului, Hawaii   96732-1612
Telephone:  808-877-3369
Fax:  808-877-5992
www.kaahumanu.net

Transfer Agent & Registrar      Independent Auditors

Mellon Investor Services LLC    Deloitte & Touche LLP
P. O. Box 3315                  1132 Bishop Street, Suite 1200
South Hackensack,               Honolulu, Hawaii 96813-2870
New Jersy  07606-1915           Telephone:  808-543-0700
Telephone:  800-356-2017
www.melloninvestor.com






MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
FINANCIAL HIGHLIGHTS

                                      2001            2000        1999
                             (Dollars in Thousands Except Per Share Amounts)

REVENUES
  Pineapple                      $   97,426     $   85,892     $ 94,535
  Resort                             70,078         50,262       47,950
  Commercial & Property               5,029          5,043        4,381
  Corporate                              47            286          132

Total                               172,580        141,483      146,998

NET INCOME                            7,568            452        4,670

NET INCOME PER COMMON SHARE      $     1.05     $      .06     $    .65

AVERAGE COMMON
  SHARES OUTSTANDING              7,195,800      7,195,800    7,188,840

TOTAL ASSETS                     $  176,433     $  169,951     $153,387

CURRENT RATIO                           2.1            1.7          1.5

LONG-TERM DEBT and
  CAPITAL LEASES                 $   39,581     $   41,012     $ 25,497

STOCKHOLDERS' EQUITY                 73,419         65,922       66,400

STOCKHOLDERS' EQUITY PER
  COMMON SHARE                   $    10.20     $     9.16     $   9.23

EMPLOYEES                             1,830          1,890        2,040







TO OUR SHAREHOLDERS and EMPLOYEES:

     We are pleased to report that net income increased from $452,000 or $0.06 per share in 2000 to $7.6 million or $1.05 per share in 2001. The increased net income for the year was due entirely to real estate sales at the Kapalua Resort. In 2001, all 36 condominium units in the Coconut Grove on Kapalua Bay closed escrow, with 18 closings taking place in the fourth quarter. This luxury condominium project is a joint venture in which the Company owns a 50 percent interest. Also in 2001, the Kapalua Resort division recognized profit on sales of 20 of the 31 single-family lots at Pineapple Hill Estates subdivision. We also believe we have made substantial progress in the transformation of our pineapple business. The Pineapple division substantially increased revenue and contribution from non-canned pineapple products, further reducing the Company's reliance on the highly cyclical canned pineapple product category.
     The tragic terrorist attacks on the New York World Trade
Center and on the Pentagon on September 11, 2001 had significant, immediate and longer-term negative impact on all of the Company's operations. The cessation of commercial air transportation in the U.S. immediately after September 11 stopped air freight fresh pineapple shipments and sales, and also resulted in an almost 40 percent reduction in occupancy at the Kapalua Resort. The U.S. economy, which was already experiencing lower consumer confidence levels and a general slowdown in business activity, turned for the worse. In particular, vacation travel from the U.S. and Japan to Hawaii slowed dramatically. The combination of uncertainty posed by the ensuing war on terrorism, the possibility of further terrorist attacks, the general shock with the magnitude of the attacks, the ensuing fighting in Afghanistan and the worsening level of economic activity in Japan, the U.S. and Europe, has had a lingering negative effect on the Company's operations which is expected to persist through 2002. The impacts of the above events of September 11 on the Company's business segments are more fully described in the attached additional sections of this report. We expect these impacts to limit our progress toward our goal of a 10 to 15 percent return on equity in 2002, and possibly into 2003.
     Revenues of $173 million for 2001 were an all-time record and were higher by 22 percent than 2000. Net income for 2001 includes a $12 million profit contribution from real estate projects and land sales. The largest profit contribution was from the Coconut Grove project, which was responsible for about 60 percent of the development contribution. The sale of lots in the Pineapple Hill Estates project was responsible for approximately 30 percent of the development contribution. Lastly, sale of an undeveloped parcel at the Kapalua Resort for conservation purposes was responsible for about 5 percent of the contribution from development activities.
Land sales and development activity, by comparison, contributed approximately $1.3 million to net income in 2000 and $1.5 million in 1999. Cash provided by operating activities increased substantially from $1.5 million in 2000 to $16 million in 2001.
This increase in cash flow from operations is primarily attributable to improved results from development activities. Investment in property, plant and equipment was $13.4 million in 2001, a reduction of $4.8 million from 2000 levels. The Company's total debt, including capital leases, decreased $1.2 million from $44.5 million to $43.3 million. Due to lower average interest rates experienced in 2001, partially offset by a lower level of interest capitalized during the year, interest expense declined to $2.9 million from $3.1 million in the year 2000.
     The Company's Pineapple division reported an operating loss of $3.2 million in 2001, an increase from the $2.9 million operating loss incurred in 2000. Revenues of $97.4 million were up 13 percent over 2000 due to higher average sales prices for canned pineapple, increased case volume of sales and increased sales of non-canned products. These increases were more than offset by increased production costs, legal costs, pension and other expenses. The Company continued to experience highly competitive market conditions for canned pineapple products in the United
States throughout the year. According to the Food Industry Press, indications are that canned pineapple production in Thailand was down in the second half of 2001 and is expected to be lower in the first half of 2002 compared to prior periods. In addition, the volume of canned pineapple imported from Thailand and the Philippines appears to have declined through the first eleven months of 2001 compared to prior periods. Despite a 6 percent reduction in number of tons of fruit processed in the Company's cannery, the total number of cases packed increased by approximately 4 percent. Included in the Pineapple division results for 2001 is receipt of a $1.8 million distribution from the U.S. Customs Service pursuant to the Continued Dumping and Subsidy Offset Act of 2000. This law, which provides for distribution of anti-dumping duties collected by the U.S. Customs Service to the injured domestic industries, could result in payment in 2002.
     The Pineapple division continued to make good progress in diversifying its revenues by development of new and higher margin products. Sales of the newest product line, Maui Fresh (trademark) fresh-cut pineapple products, increased by 119 percent over 2000. In addition, fresh whole pineapple sales increased by 31 percent over last year due primarily to the increased sales of Hawaiian Gold (trademark) hybrid pineapple. Sales of fresh whole pineapple from the Company's Central American activities increased by 118 percent from 2000. Further market penetration and sales volume of non-canned products are key to the Company's future success. These products are expected to consistently provide higher margins than canned pineapple and to be less susceptible to the cyclical oversupply of canned pineapple products experienced during the past decade.
     As mentioned earlier, contribution from the Resort division increased substantially due to real estate development profit. Contribution from Resort operations, however, was significantly and negatively affected by the dramatic reduction in business in Hawaii's visitor industry as a result of the events of September
11. The Hawaii visitor industry was already experiencing lower levels of occupancy through the first nine months of last year.
The events of September 11 and the resulting drop in occupancies in the second half of September and in the fourth quarter were severe.
As a result, the contribution from Resort operations declined by 196 percent from the record levels of 2000 and, for the full year, Resort occupancy declined by 16 percent from 2000. In addition to the decline in occupancy, the events of September 11 resulted in a severe slowdown in the pace of resort real estate sales in Hawaii;
no new sales contracts were written last year for sale of lots in the Pineapple Hill Estates project after September 11. We believe the reduction in occupancy arising from economic downturn and the events of September 11 will moderate as the U.S. economy improves and that the level of real estate sales of resort properties similarly will improve.
     The strategic positioning of the Kapalua Resort is highly oriented toward golf. 2001 was the first full year of operation for the new Village Course Clubhouse, practice facility and Kapalua Golf Academy. These new facilities place the Kapalua Resort in a leadership position of golf resorts in Hawaii. In addition, the January 2002 Mercedes Championships event brought considerable attention to the Resort and its golf facilities. The worldwide television coverage and the dramatic victory by Sergio Garcia brought additional media attention to Kapalua. We believe the Resort is well positioned to take advantage of an increasing demand for residential home and second home product in a resort environment in the next several years.
     The Company's Commercial & Property operations recorded an operating loss of $1.4 million last year compared to a loss of $441,000 in the year 2000. Before September 11, retail trends on Maui were showing weakness compared to the year 2000, which was due to the substantial increase in retail commercial property in 2001 and the slowing economy compared to 2000. After September 11, Maui retail sales were negatively affected by the decrease in visitor occupancy and further reduced level of economic activity. This translated directly to lower sales by retail tenants in the fourth quarter and lower full year retail sales for Queen Ka'ahumanu
Center and Napili Plaza. As a result of the economic downturn and difficult business environment, several national tenants either filed for bankruptcy or reduced their number of stores. Queen Ka'ahumanu Center was negatively affected by store closings and experienced lower average occupancy in 2001 compared to the year
2000. The management of our Commercial & Property business segment was reorganized to strengthen our development planning and to more closely align division resources. Don Young has assumed additional duties as Executive Vice President/Resort & Commercial Properties, including the Queen Ka'ahumanu Center and Napili Plaza. Bob
McNatt, promoted to Vice President/Land Planning & Development, is now responsible for Company-wide development activities. These changes allow greater focus on the retail opportunities available at the Kapalua Resort and also provide greater focus and attention on the Company's strategic goal of efficient use of the Company's land assets.
     The overall business climate for the Company's Resort and commercial property activities will continue to be difficult in 2002. We expect that the oversupply of commercial retail property and the lower level of visitor activity due to the national economic slowdown will continue to be a drag on Resort operations and commercial property performance.
     We are hopeful that the oversupply of canned pineapple products will moderate somewhat in 2002, allowing the Company to obtain fair pricing on its canned pineapple products. We will continue to aggressively expand our market penetration in fresh pineapple products.
     While not demonstrated by 2001 operating contributions, we believe substantial progress has been made in enhancing the value of the Company's assets and in moving toward a higher, consistent level of operating profit.
     Thank you for your continued support and commitment to the Company.


/S/ RICHARD H. CAMERON
Richard H. Cameron
Chairman


/S/ GARY L. GIFFORD
Gary L. Gifford
President & CEO

March 6, 2002






PINEAPPLE

     The Company's Pineapple division reported an operating loss, before allocated interest and income taxes, of $3.2 million for the year 2001 compared to an operating loss of $2.9 million for 2000.
In 2001, higher average sales prices for canned pineapple products and increased case volume of sales were more than offset by increased production costs, legal costs, pension expense and other general administrative expenses.
     Pineapple revenues for 2001 were $97.4 million, up 13% from 2000. All major business categories, canned pineapple, Maui Fresh (trademark) fresh-cut pineapple, Hawaiian Gold (trademark) hybrid pineapple, and Royal Coast Tropical Fruit Company, Inc. (primarily Central American fresh pineapple), had increased net sales.
     Canned pineapple, the Pineapple division's largest product line, had an 8% increase in overall case sales volume. Case sales volume of concentrate, a relatively small product line, increased
26%. Pineapple juice case sales volume, including both canned 46-ounce and the new 64-ounce juice in plastic bottles (PET), was down less than 1% versus 2000.
     Within the canned pineapple category, grocery case sales declined 7% and institutional sales declined 14%. These declines can be partially attributed to the lingering economic impact of the events of September 11 and general economic weakness throughout the year. This contributed to fewer and lower cost meals eaten away from home. In addition, hotels, resorts and cruise ships experienced lower occupancy rates, which in turn led to a decline in institutional food sales.
     Despite declines in Thailand's pineapple imports, the U.S.
market continued to have depressed grocery pricing for canned pineapple throughout 2001. The lower retail prices were partially caused by Thailand's inventory surpluses carried over from 2000 production. These surpluses were larger than usual due to weak international markets. The total average unit value for U.S.
imports of canned pineapple declined 5% for the eleven months through November 2001 versus 2000. U.S. imports of canned pineapple from the Philippines had an even more significant 13% decline in average unit value for the eleven months through November 2001 versus 2000.
     Offsetting these declines in price and volume in the grocery and institutional fruit categories was a 73% increase in case sales of canned pineapple to the government and a 119% increase in Maui Pineapple's newest product line of Maui Fresh (trademark) fresh-cut pineapple. The increase in sales to the U.S. government resulted from additional purchases by the U.S. Department of Agriculture. Although we expect the government fruit business in the future to be strong, we do not expect to match the sales volume of 2001. The large increase in Maui Fresh (trademark) fresh-cut sales following the 73% gain in 2000 is an indication that Maui Fresh (trademark) fresh-cut pineapple is being well received by retailers and consumers on the West Coast.
     Revenues from fresh fruit sales represented about 16% of the Pineapple division revenues in 2001. Fresh whole pineapple net sales for 2001 were 31% higher than 2000 sales. Tons of fresh fruit sold in 2001 increased 22% from 2000 levels, mainly due to increased production of Hawaiian Gold (trademark) hybrid pineapple. Within this product line, sales to customers on the mainland increased and tons sold were up 62% in 2001 versus 2000, in part due to a new warehouse account on the West Coast. Sales of fresh whole pineapple in Hawaii declined 19% in 2001 compared to 2000. Much of this decline in local sales reflects the reduced numbers of visitors to Hawaii in 2001, especially following September 11.
     Total net sales for our subsidiary Royal Coast Tropical Fruit Company, Inc. in 2001 increased 118% from 2000. 2001 was the first full year of operation and sales from our Central American subsidiary. We anticipate that improvement in product quality from strict quality control procedures, increased hybrid production and a recovery in the East Coast fresh pineapple market will allow us to improve the contribution from this product line.
     In 2001, the overall weather conditions on Maui for growing pineapple improved over the previous year. However, rainfall at every key rain gauge station on the Company's lands was below the five-year average, with the exception of two stations in the Makawao and Pukalani area of east Maui. The Company's irrigation systems continued to provide adequate water to produce a high quality, reliable fruit supply. Total tonnage of pineapple harvested in 2001 was higher than expected due to the favorable growing conditions, yet below 2000 levels due to a planned reduction in acreage under cultivation. Fruit and juice recovery in terms of cases per ton of fruit improved in 2001 over 2000 levels. This was due to better growing conditions and a higher percentage of plant crop fruit. In 2001, the Company continued its plan to consolidate and streamline its production operations. This plan includes purchasing or leasing farmland in central or east
Maui and partially phasing out of more remote farmland in west
Maui. This will substantially reduce the cost of transporting fruit from our Honolua plantation to the cannery or to Kahului airport.
     Antidumping duties on canned pineapple from Thailand were in effect throughout 2001. In October 2001, the U.S. Department of Commerce concluded the fifth annual administrative review process resulting in lower antidumping assessment rates for certain Thai pineapple producers. The "all others" rate, which covers exporters who have not been included in a previous part of the proceeding, remains at its original level. In December 2001, the Company received a $1.8 million cash distribution from the U.S. Customs Service. The distribution was made pursuant to the Continued
Dumping and Subsidy Offset Act of 2000, which provides for distribution of antidumping duties to injured domestic producers.
     A "Sunset Review" of antidumping duties was concluded in 2001 by the U.S. Department of Commerce, which determined that revocation of the antidumping order on canned pineapple fruit from Thailand would likely lead to a continuation or a reoccurrence of dumping at the original weighted average margins. Subsequently, the U.S. International Trade Commission determined that revoking the existing antidumping duty orders on imports of canned pineapple from Thailand would likely lead to continuation or reoccurrence of material injury within a reasonably foreseeable time. As a result of the Commission's affirmative determination, the existing antidumping duty order on imports of canned pineapple fruit from Thailand will remain in place for another five years.
     In 2001, substantial progress was made in developing PET pineapple juice products as well as products sold under the Hawaiian Gold (trademark) label and the Maui Fresh (trademark) brand. These product categories have been well received by retailers and consumers. They represent areas of growth and opportunity that will continue to be the main focus of our strategic plan. We expect 2002 to be another challenging year as we continue to transform our Company to produce more fresh and higher margin products.

RESORT

     The resort division had a record year in 2001 with total operating profit, before allocated interest and taxes, of $19.8 million compared to $7.8 million in 2000. This was the fifth consecutive year of increased total operating profit. Development accounted for most of the profit, which more than offset the unexpected decline in profit from ongoing operations resulting from the economic impact of the events of September 11.
     Almost all of the development profit came from two projects - Coconut Grove on Kapalua Bay and Pineapple Hill Estates. Coconut Grove, which was developed through a 50/50 partnership with YCP Site 29, Inc., contributed a profit of $11.5 million on total sales of $70.3 million. Construction of the 36 luxury beachfront condominiums was completed in December and all of the profit was recognized in 2001 as title was delivered to the buyers upon completion of the individual residences.
     Construction of subdivision improvements for the 31 half-acre custom lots of Pineapple Hill Estates was completed late in 2001. Profit was recorded in 2001 on 20 lots (12 had closed escrow in 2000), which were sold for a total of $12.8 million. At current list prices, the remaining 11 lots represent a total sales value of almost $7 million, with one lot presently under contract of sale.
     The resort development profit for 2001 also included the sale of a one-acre parcel adjacent to The Ironwoods condominiums. Two other lots, located next to the entrance to Plantation Estates were subdivided in early 2001 and the sale of both parcels closed escrow in early 2002.
     Resort real estate activity on Maui declined sharply after September 11, resulting in a decrease in the number of sales transactions for the year compared to 2000. Although Kapalua's resale volume declined, total value of 2001 real estate sales for the resort, including both resales and new product, increased to over $116 million. Kapalua Realty, which participated in over 80% of this total volume, continues to play an important role for both development and resort operations.
     Progress continues to be made with the planning and entitlements of future resort development. In addition to the Central Resort master plan, which includes the new Village Clubhouse and Golf Academy, we have moved forward with seeking entitlements for longer-term development, including Kapalua Mauka. Kapalua Mauka would expand the Resort into approximately 925 acres surrounding the Village Course that are currently zoned for agricultural use. If rezoning and other necessary governmental approvals are received and this development proceeds, the expanded Resort area could, as currently contemplated, include up to 690 residential units, commercial components, and an expansion of the Village Course. The Central Resort master plan includes a commercial Town Center, resort spa and additional residential development. These additional projects are not scheduled to be completed in 2002.
     In 2001, Hawaii's visitor industry suffered a dramatic reduction in business, similar to what occurred throughout the travel and hospitality industry worldwide. Prior to September 11, Hawaii was already experiencing a decline in visitors due mostly to the weakening U.S. economy and weak Japanese economy. The events of September 11 created heightened concerns regarding travel safety and added to economic problems as consumer spending declined.
     Statewide hotel occupancy declined 25% in September 2001 compared to the prior year, followed by similar declines for October and November, before recovering slightly with a 13% drop in December. For the full-year, Hawaii's hotel occupancy declined 8% to 71.9% with all islands showing similar occupancy decreases.
Maui continued to maintain the highest occupancy at 74.5% and was the only island to show an increase in revenues per available room due to higher average room rates. Kapalua resort occupancy for 2001 reflected a decrease of almost 16%, mostly from a reduction in group business after the events of September 11.
     The resort operations profit decreased $4.8 million from the record 2000 level due mostly to the dramatic reduction in resort revenues following September 11. Gross revenues for September through December of 2001 dropped 26% from the prior year with all major revenue segments of golf, villas, retail and leasing showing significant decreases. As a result, gross revenues for the full-year were down 10% while operating costs increased about $1.8 million, partly due to the full-year operation of the new Village Clubhouse, which opened in August 2000.
     The Mercedes Championships highlight our commitment to positioning Kapalua as one of the world's finest golf resort communities. The January 2002 event again brought the world's best golfers and international media attention to Kapalua for the PGA TOUR season-opening tournament. Sergio Garcia's dramatic victory on the final hole provided another exciting finish at the Plantation Course. Most importantly, we recently concluded an agreement with the PGA TOUR and Mercedes-Benz to host this prestigious event at Kapalua through the year 2006.
     In 2002, we expect to continue extensive marketing efforts to sell the remaining inventory of Pineapple Hill Estates lots. Overall, it looks as though 2002 will be a difficult year for resort operations as Hawaii's visitor industry continues to recover from the events of September 11. Most visitor industry projections assume this economic recovery will be gradual and take at least until 2003. Despite the near-term challenges, we continue to believe Kapalua remains well positioned for the future.

COMMERCIAL & PROPERTY

     The Commercial & Property business segment recorded an operating loss, before allocated interest and taxes, of $1.4 million in 2001 compared to a loss of $441,000 in 2000. Total revenues of $5 million for the segment in 2001 remained the same as the prior year.
     Most of this increased operating loss was from shopping center operations, which continues to be faced with a very difficult competitive market on Maui. During this past year, the oversupply of retail commercial inventory on the island increased significantly with the addition of approximately 665,000 sq.ft. gross leasable area (GLA) of retail space, an increase of over 21%. Major additions include the Piilani Shopping Center in Kihei, the expanded Shops at Wailea and Home Depot and Wal-Mart at the Maui Marketplace in Kahului.
     Prior to September 11, retail trends were beginning to show weakness on Maui due to a slowdown in the visitor industry and the increased inventory of commercial retail space. After September 11, Maui retail sales followed the national trend of reduced consumer spending and were further impacted by a dramatic decrease from Maui's visitor market. As a result of decreased sales over the last four months of 2001, full-year retail sales declined by 5.1% at Queen Ka'ahumanu Center and by 9.8% at Napili Plaza.
     In total, commercial property operations had an operating loss of $846,000 compared to a break-even performance in 2000. Queen Ka'ahumanu Center, the 570,000 sq.ft. GLA regional mall in Kahului, which the Company manages as part of its joint venture with the Employees' Retirement System of the State of Hawaii, accounted for most of these results. The Company's share of joint venture losses, net of management fees and other related revenues and expenses, was a loss of $908,000 in 2001 compared to a loss of $207,000 in 2000.
     Total joint venture losses at Queen Ka'ahumanu Center increased to $2.9 million in 2001 compared to $1.9 million in 2000. Increased administrative expenses, mostly related to store closings, accounted for the majority of the increased loss. Total revenues decreased only 2.9% as lower minimum and percentage lease revenues were partially offset by cancellation fees. In addition to the decrease in retail sales, higher vacancies during 2001 contributed to the full-year decrease in lease revenues. Partially offsetting the 50% joint venture loss allocation are revenues received from the joint venture for management and other services. These revenues, however, also declined in 2001 from 2000 levels.
     Operating profit for Napili Plaza, the Company's 45,000 sq.ft. GLA community shopping center, decreased from $200,000 in 2000 to $60,000 in 2001. Most of this profit reduction is related to the decrease in lease revenues from lower retail sales and higher administrative expenses.
     Management of the Commercial & Property business segment was reorganized last year in an effort to strengthen our development planning and more closely align our divisional resources. Robert McNatt was promoted to Vice President/Land Planning & Development for the Company reporting to Gary Gifford, and is now responsible for overall development activity for the divisions, including Kapalua Land Company. Also reporting to Mr. Gifford is Warren Suzuki as Vice President/Land & Water Asset Management with continued responsibilities for these Company assets. Scott Crockford, Vice President/Retail Property has assumed responsibility for the Kapalua commercial property and now reports to Don Young, whose duties as Executive Vice President/Resort & Commercial Property for the Company have been expanded to include all Resort and non-resort commercial properties.
     In addition to the land planning and development activity in 2001 for the Kapalua Resort division, significant progress was made outside of the resort. Design and environmental analysis continues on the proposed Upcountry Town Center. As part of the entitlement process, we expect to present this 40-acre mixed-use residential and commercial project to the Maui Planning Commission for its review later this year.
     In August 2001, the County of Maui approved construction plans for infrastructure improvements for the Company's Kapua Village employee housing subdivision in West Maui. Due to delays in the approval process, construction did not begin in 2001 as planned. Construction of the improvements and sale of the 45 single-family lots is expected to be completed in 2002.
     Also in 2001, the State of Hawaii approved a permit for construction of a new well in Upcountry Maui to supplement the Company's water resources. We anticipate that drilling of the well will commence in 2002.
     We expect 2002 will continue to present a difficult competitive market for commercial properties. In addition, we foresee limited near-term opportunities for non-resort development and land sales. We will continue to pursue the land planning and entitlements necessary for future development opportunities consistent with the needs of our community.






INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of Maui Land & Pineapple Company,
Inc.:

     We have audited the accompanying consolidated balance sheets of Maui Land & Pineapple Company, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Maui Land & Pineapple Company, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


/S/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Honolulu, Hawaii
February 12, 2002





MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

                                                2001           2000
                                               (Dollars in Thousands)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                  $  2,173       $    351
  Accounts and notes receivable, less
    allowance of $689 and $1,028 for
    doubtful accounts                          15,992         16,032
  Inventories
    Pineapple products                         15,822         15,332
    Real estate held for sale                   3,709          1,592
    Merchandise, materials and supplies         6,894          7,332
  Prepaid expenses and other assets             4,510          5,498

  Total Current Assets                         49,100         46,137

INVESTMENTS AND OTHER ASSETS                   14,287         14,089

PROPERTY
  Land                                          5,384          4,940
  Land improvements                            59,503         56,013
  Buildings                                    59,244         58,529
  Machinery and equipment                     125,573        115,950
  Construction in progress                      5,602          6,745

  Total Property                              255,306        242,177
  Less accumulated depreciation               142,260        132,452

  Net Property                                113,046        109,725

TOTAL                                        $176,433       $169,951





                                                2001           2000
                                               (Dollars in Thousands)
LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable and current portion of
    long-term debt                           $  3,287      $   3,120
  Current portion of capital lease
    obligations                                   472            388
  Trade accounts payable                       10,534          8,476
  Payroll and employee benefits                 4,640          4,484
  Income taxes payable                          1,635            298
  Customers' deposits                           1,240          1,460
  Deferred revenue                                988          8,102
  Other accrued liabilities                       841            505

  Total Current Liabilities                    23,637         26,833

LONG-TERM LIABILITIES
  Long-term debt                               38,295         40,330
  Capital lease obligations                     1,286            682
  Accrued retirement benefits                  24,072         23,575
  Accumulated losses of joint venture
    in excess of investment                    11,518          9,990
  Other noncurrent liabilities                  3,636          2,215

  Total Long-Term Liabilities                  78,807         76,792

MINORITY INTEREST IN SUBSIDIARY                   570            404

CONTINGENCIES AND COMMITMENTS

STOCKHOLDERS' EQUITY
  Common stock--no par value, 7,200,000
    shares authorized, 7,195,800 shares
    issued and outstanding                     12,455         12,455
  Retained earnings                            61,066         53,498
  Accumulated other comprehensive loss           (102)           (31)

  Stockholders' Equity                         73,419         65,922

TOTAL                                        $176,433       $169,951

See Notes to Consolidated Financial Statements.





MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Years Ended December 31, 2001, 2000 and 1999


                                  2001           2000            1999
                           (Dollars in Thousands Except Per Share Amounts)
REVENUES
Net sales                       $124,720       $103,194       $112,191
Operating revenues                36,864         36,908         33,982
Equity in earnings of joint
   ventures                        6,996             --             --
Other income                       4,000          1,381            825

Total Revenues                   172,580        141,483        146,998

COSTS AND EXPENSES
Cost of goods sold                85,014         72,803         74,494
Operating expenses                33,677         30,169         27,440
Shipping and marketing            19,095         18,289         18,479
General and administrative        19,430         15,825         16,408
Equity in losses of joint ventures 1,453            972            956
Interest                           2,903          3,061          1,834

Total Costs and Expenses         161,572        141,119        139,611

INCOME BEFORE INCOME TAXES        11,008            364          7,387

INCOME TAX EXPENSE (CREDIT)        3,440            (88)         2,717

NET INCOME                         7,568            452          4,670

RETAINED EARNINGS,
  BEGINNING OF YEAR               53,498         53,945         50,174
CASH DIVIDENDS                        --            899            899

RETAINED EARNINGS, END OF YEAR    61,066         53,498         53,945

PER COMMON SHARE

  Net Income                        1.05            .06            .65

  Cash Dividends                $     --       $   .125       $   .125

Average Common Shares
  Outstanding                  7,195,800      7,195,800      7,188,840







MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2001, 2000 and 1999


                                  2001           2000            1999
                                        (Dollars in Thousands)

NET INCOME                      $  7,568       $    452       $  4,670

Other comprehensive loss -
  Foreign currency translation
  adjustment                         (71)           (31)            --


COMPREHENSIVE INCOME            $  7,497       $    421       $  4,670


See Notes to Consolidated Financial Statements.





MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2000 and 1999

                                  2001           2000            1999
                                        (Dollars in Thousands)
OPERATING ACTIVITIES
Net income                      $  7,568       $    452       $  4,670
Adjustments to reconcile net
  income to net cash provided
  by operating activities
  Depreciation                    10,226          9,002          8,445
  Undistributed equity in
    losses of joint ventures       1,452          1,025          1,019
  Gain on property disposals      (1,201)          (113)           (49)
  Deferred income taxes            1,792           (776)           552
  (Increase) decrease in accounts
    receivable                       835         (1,094)        (1,700)
  Increase in inventories         (2,169)        (6,660)        (2,360)
  Increase (decrease) in
    trade payables                 2,304         (3,345)         3,798
  Net change in other operating
    assets and liabilities        (4,854)         2,987          4,094

NET CASH PROVIDED BY
  OPERATING ACTIVITIES            15,953          1,478         18,469

INVESTING ACTIVITIES
Purchases of property            (13,356)       (18,179)       (18,213)
Proceeds from sale of property     1,019            371            509
Distributions from joint ventures    857             --             --
Contributions to joint ventures       --             --           (575)
Payments for other investments    (1,252)        (1,048)        (2,735)

NET CASH USED IN
  INVESTING ACTIVITIES           (12,732)       (18,856)       (21,014)

FINANCING ACTIVITIES
Proceeds from long-term debt      38,367         34,196         15,632
Payments of long-term debt       (40,248)       (18,720)       (13,659)
Proceeds from short-term debt         13            105            729
Payments on capital lease
  obligations                       (472)          (318)          (494)
Dividends paid                        --           (899)          (899)
Other                                941            708            446

NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES            (1,399)        15,072          1,755

NET INCREASE (DECREASE) IN CASH    1,822         (2,306)          (790)

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR               351          2,657          3,447

CASH AND CASH EQUIVALENTS
  AT END OF YEAR                $  2,173       $    351       $  2,657


Supplemental Disclosures of Cash Flow Information and Non-Cash
Investing and Financing Activities:

1. Cash paid during the year (in thousands):

   Interest (net of
     amount capitalized)        $  2,994       $  2,952       $  1,711
   Income taxes                       39          1,490          1,842

2. Amounts included in accounts payable for additions to property and other investments totaled $1,003,000, $2,024,000 and $3,445,000, respectively, at December 31, 2001, 2000 and 1999.

3. In December 1999, 7,300 shares of Company stock, which were held by a wholly owned subsidiary of the Company, were contributed to the Company's Employee Stock Ownership Plan (see
   Note 5 to Consolidated Financial Statements).

4. Capital lease obligations incurred for new equipment in 2001 and 2000 were $1,160,000 and $704,000, respectively.

5. In 2000, the Company received land, including two water reservoirs, in satisfaction of $486,000 of trade receivables.


See Notes to Consolidated Financial Statements.







MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
     The consolidated financial statements include the accounts of Maui Land & Pineapple Company, Inc. and subsidiaries, primarily Maui Pineapple Company, Ltd. and Kapalua Land Company,
Ltd. Significant intercompany balances and transactions have been eliminated.

CASH AND CASH EQUIVALENTS
     Cash and cash equivalents include cash on hand, deposits in banks and commercial paper with original maturities of three months or less.

INVENTORIES
     Inventories of tinplate, cans, ends and canned pineapple products are stated at cost, not in excess of market value, using the dollar value last-in, first-out (LIFO) method.
     The costs of growing pineapple are charged to production in the year incurred rather than deferred until the year of harvest. For financial reporting purposes, each year's total cost of growing and harvesting pineapple is allocated to products on the basis of their respective market values; for income tax purposes, the allocation is based upon the weight of fruit included in each product.
     Real estate held for sale is stated at the lower of cost or fair value less cost to sell.
     Merchandise, materials and supplies are stated at cost, not in excess of market value, using retail and average cost methods.

INVESTMENTS AND OTHER ASSETS
     Cash surrender value of life insurance policies is reflected net of loans against the policies.
     Investments in joint ventures are generally accounted for using the equity method.

PROPERTY AND DEPRECIATION
     Property is stated at cost. Major replacements, renewals and betterments are capitalized while maintenance and repairs that do not improve or extend the life of an asset are charged to expense as incurred. When property is retired or otherwise disposed of, the cost of the property and the related accumulated depreciation are written off and the resulting gains or losses are included in income. Depreciation is provided over estimated useful lives of the respective assets using the straight-line method.

LONG-LIVED ASSETS
     Long-lived assets and certain intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes occur, an estimate of the future cash flows expected to result from the use of the assets and their eventual disposition is made. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized in an amount by which the assets' net book values exceed fair values.

POSTRETIREMENT BENEFITS
     The Company's policy is to fund pension cost at a level at least equal to the minimum amount required under federal law, but not more than the maximum amount deductible for federal income tax purposes.
     Deferred compensation plans for certain management employees provide for specified payments after retirement. The present value of estimated payments to be made was accrued over the period of active employment. On October 1, 1998, these plans were terminated (see Note 5 to Consolidated Financial Statements).
     The estimated cost of providing postretirement health care and life insurance benefits is accrued over the period employees render the necessary services.

REVENUE RECOGNITION
     Revenues from the sale of pineapple are recognized when title to the product is transferred to the customer. The timing of transfer of title varies according to the shipping and delivery terms of the sale.
     Sales of real estate are recognized as revenues in the period in which sufficient cash has been received, collection of the balance is reasonably assured and risks of ownership have passed to the buyer. When the Company's remaining obligation to complete improvements is significant, the sale is recognized on the percentage-of-completion method.
     Revenues from other activities are recognized when delivery has occurred or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

INTEREST CAPITALIZATION
     Interest costs are capitalized during the construction period of major capital projects.

ADVERTISING AND RESEARCH AND DEVELOPMENT
     The costs of advertising and research and development activities are expensed as incurred.

LEASES
     Leases that transfer substantially all of the benefits and risks of ownership of the property are accounted for as capital leases. Amortization of capital leases is included in depreciation expense. Other leases are accounted for as operating leases.

INCOME TAXES
     The Company's provision for income taxes is calculated using the liability method. Deferred income taxes are provided for all temporary differences between the financial statement and tax bases of assets and liabilities using tax rates enacted by law or regulation.

FOREIGN CURRENCY TRANSLATION
     The assets and liabilities of the Company's majority owned subsidiary in Central America are translated into U.S. dollars at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at weighted average exchange rates in effect during the period. Translation adjustments are reported as other comprehensive income and accumulated in Stockholders' Equity. Transaction gains and losses that arise from exchange rate changes on transactions denominated in a currency other than the functional currency are included in income as incurred. During 2001, 2000 and 1999, such transaction gains and losses were not material.

USE OF ESTIMATES
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Future actual amounts could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS
     In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The statement provides a single accounting model for impairment of long-lived assets, including discontinued operations. The provisions of this statement are effective for years beginning after December 15, 2001, with early adoption permitted and, in general, are to be applied prospectively. Although the Company has not fully assessed the implications of SFAS No. 144, management does not believe adoption of this statement will have a material impact on the Company's financial statements.
     On January 1, 2001, the Company adopted FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes the accounting and reporting standards for derivative instruments and hedging activities. The adoption of this standard did not have a material effect on the Company's financial statements.

EARNINGS PER COMMON SHARE
     Earnings per common share is computed using the weighted average number of shares outstanding during the period. The
Company has no securities outstanding that would potentially dilute common shares outstanding.

RECLASSIFICATIONS
     Certain amounts for prior years have been reclassified to conform to the presentation for the current year.

2.   INVENTORIES
     Pineapple product inventories were comprised of the following components at December 31, 2001 and 2000:

                                        2001              2000
                                        (Dollars in Thousands)

     Finished Goods                  $ 13,968          $12,855
     Work In Progress                     663            1,030
     Raw Materials                      1,191            1,447

     Total                           $ 15,822          $15,332

     The replacement cost of pineapple product inventories at year end approximated $26 million in 2001 and $27 million in 2000.

3.   INVESTMENTS AND OTHER ASSETS
     Investments and Other Assets at December 31, 2001 and 2000 consisted of the following:

                                        2001            2000
                                       (Dollars in Thousands)
     Deferred Costs                   $ 6,791         $ 5,922
     Cash Surrender Value of Life
       Insurance Policies (net)           944             798
     Prepaid Pension Asset              4,154           4,068
     Kapalua Coconut Grove LLC              9           1,058
     Other                              2,389           2,243


     Total                            $14,287         $14,089

     Deferred costs are primarily intangible predevelopment costs related to various projects at the Kapalua Resort that will be allocated to future development projects.
     Cash surrender value of life insurance policies is stated net of policy loans, totaling $597,000 at December 31, 2001 and 2000.

KAPALUA COCONUT GROVE LLC
     Kapalua Coconut Grove LLC (KCG) is a Hawaii limited liability company whose members are the Company and YCP Site 29, Inc. KCG was formed in June 1997 to own, develop and sell luxury condominiums on the 12-acre parcel of beachfront property adjacent to the Kapalua Bay Hotel. Each member contributed to the venture its 50% interest in the land parcel and $1.1 million in cash. At the end of 2000, all 36 luxury residential condominiums were under binding sales contracts, but construction was not completed. In 2001, sales of all units closed escrow as title was delivered to the buyers upon completion of the individual residences. Each member has a 50% interest in KCG and the Company has accounted for its investment in KCG by the equity method. The Company's pre-tax share of KCG's net income (loss) was $6,993,000 in 2001, $(62,000) in 2000 and $(172,000) in 1999.
In 2001, the Company also recognized income of $3.9 million representing its pre-contribution gain on the land parcel contributed to the venture.
     Summarized balance sheet information for KCG as of December 31, 2001 and 2000 and operating information for each of the three years ended December 31, 2001 follows:

                                           (Unaudited)
                                  2001         2000
                                (Dollars in Thousands)

Other current assets            $  1,559     $   262
Work in progress                      --      35,405

Total Assets                       1,559      35,667

Total Liabilities                  1,540      24,934

Members' Equity                 $     19     $10,733

                                            (Unaudited)(Unaudited)
                                  2001          2000         1999

Revenues                        $ 70,265     $   237     $      5
Cost and Expenses                 56,279         361          350

Net Income (Loss)               $ 13,986     $  (124)    $   (345)


KAAHUMANU CENTER ASSOCIATES
     In June 1993, Kaahumanu Center Associates (KCA) was formed to finance the expansion and renovation of and to own and operate Queen Ka'ahumanu Center. KCA is a partnership between the Company as general partner and the Employees' Retirement System of the State of Hawaii (ERS) as a limited partner. The Company contributed the then existing shopping center, subject to a first mortgage, and approximately nine acres of adjacent land. ERS contributed $312,000 and made a $30.6 million loan to the partnership.
     The expansion and renovation were substantially complete by the end of November 1994. Effective April 30, 1995, the ERS converted its $30.6 million loan to an additional 49% ownership in KCA. Effective with conversion of the ERS loan, the Company and ERS each have a 50% interest in KCA and the Company has accounted for its investment in KCA by the equity method.
     The Company has a long-term agreement with KCA to manage Queen Ka'ahumanu Center. The agreement provides for certain performance tests that, if not met, could result in termination of the agreement. The tests were not met in 2001, but termination of the agreement is not presently being considered. KCA does not have any employees. As manager, the Company provides all administrative and on-site personnel and incurs other costs and expenses, primarily insurance, which are reimbursable by KCA. The Company generates a portion of the electricity used by Queen Ka'ahumanu Center. In accordance with the limited partnership agreement, the partners may make cash advances to KCA in order to avoid a cash flow deficit. The advances bear interest at one percent above the interest rate on KCA's first mortgage loan. In 2001 and 2000, cash advances from the Company to KCA totaled $482,000 and $586,000, respectively, and interest on the advances at 9.57% totaled $54,000 and $34,000, respectively. In 2001, 2000 and 1999, reimbursements from KCA for payroll and other costs and expenses totaled $2,634,000, $2,637,000 and $2,417,000, respectively, and the
Company charged KCA $3,203,000, $3,328,000 and $2,531,000,
respectively, for electricity and management fees. At December 31, 2001 and 2000, $1,667,000 and $1,216,000, respectively, were due to the Company from KCA for cash advances, management fees, electricity and reimbursable costs.
     Summarized balance sheet information for KCA as of December 31, 2001 and 2000 and operating information for each of the three years ended December 31, 2001 follows:

                                  2001         2000
                                (Dollars in Thousands)

Current assets                   $   764     $ 1,197
Property and equipment, net       66,352      69,200
Other assets, net                  1,274       1,710

Total Assets                      68,390      72,107

Current liabilities                3,392       2,978
Noncurrent liabilities            58,001      59,226

Total Liabilities                 61,393      62,204

Partners' Capital                $ 6,997     $ 9,903


                                   2001        2000         1999

Revenues                         $15,206     $15,654     $ 14,506
Costs and Expenses                18,112      17,596       16,306

Net Loss                         $(2,906)    $(1,942)    $ (1,800)

     The Company's pre-tax share of losses from KCA was $1,453,000, $971,000 and $900,000, respectively, for 2001, 2000 and 1999. ERS and the Company each have a 9% cumulative, non-compounded priority right to cash distributions based on their net contributions to the partnership (preferred return). For the purpose of calculating preferred returns, each partner's capital contribution had an agreed upon value of $30.9 million on May 1, 1995. The Company's preferred return is subordinate to the ERS preferred return. As of December 31, 2001, the accumulated unpaid preferred return was $15.7 million each for ERS and the Company.
     The Company's investment in KCA is a negative $11.5 million at December 31, 2001. The negative balance is a result of (1) recording the Company's initial contribution in 1993 at net book value of the assets contributed, reduced by the related debt and
(2) the Company's share of KCA's accumulated losses since 1995. The Company has guaranteed the payment of up to $10 million of the $60 million mortgage loan of Kaahumanu Center Associates. The lender will release the guaranty when Queen Ka'ahumanu Center attains a defined level of net operating income.

4.   BORROWING ARRANGEMENTS
     During 2001, 2000 and 1999, the Company had average borrowings outstanding of $46.4 million, $43.5 million and $29.5 million, respectively, at average interest rates of 6.9%, 8.5% and 7.8%, respectively.
     Short-term bank lines of credit available to the Company at December 31, 2001 were $3.0 million. These lines provide for interest at the prime rate (4.75% at December 31, 2001) plus 1/4% to 1/2%. There were no borrowings under these lines at December 31, 2001, but $561,000 in letters of credit was reserved against these lines to secure the Company's deductible portion of insurance claims administered by various insurance companies.
The Company has a $1,200,000 working capital credit facility for its Central American operations. At December 31, 2001 and 2000, the Company had borrowings outstanding of $847,000 and $834,000 under this facility at 2.75% and 7.15%, respectively.
     Long-term debt at December 31, 2001 and 2000 consisted of the following (interest rates represent the rates at December
31):

                                             2001         2000
                                           (Dollars in Thousands)
Term loan, 4.43% to 6.60%
     and 7.87% to 8.39%                  $  15,000    $   15,000
Revolving credit agreement,
     4.15% to 4.75% and 8.5%                14,000        10,850
Development line of credit,
     8.62% to 9.03%                             --         8,800
Mortgage loan, 7.25%                         4,629         4,721
Equipment loans, 4.16% to 8.46%
     and 6.76% to 8.46%                      5,606         3,245
Non-revolving term loan, 4.75% to 4.94%      1,500            --

Total                                       40,735        42,616
Less portion classified as current           2,440         2,286

Long-term debt                           $  38,295     $  40,330

     The Company has a $15 million term loan that is secured by certain parcels of the Company's real property on Maui.
Principal payments are due from September 2004 through June 2009. Interest rates on the loan are adjustable based on six-month and one-year rates made available by the Federal Farm Credit Bank. The agreement includes certain financial covenants, including the maintenance of a minimum tangible net worth and debt coverage ratio, maximum funded debt to capitalization ratio, and limits on capital expenditures and the payment of dividends.
     The Company has a revolving credit agreement with participating banks under which it may borrow up to $25 million in revolving loans through December 31, 2003. On December 31, 2003, the commitment reduces to $15 million and amounts outstanding at that date, at the Company's option, may be converted to a three-year term loan of up to $15 million repayable in six equal semi-annual installments. Commitment fees of 1/4% are payable on the unused portion of the revolving credit line. At the Company's option, interest on advances is at the prime rate or based on the London Interbank Offered Rate (LIBOR). The loan is collateralized by the Company's three golf courses at the Kapalua Resort. The agreement contains certain financial covenants, including the maintenance of consolidated net worth at certain levels, minimum debt coverage ratio and limits on the incurrence of other indebtedness and capital expenditures. Declaration and payment of cash dividends is restricted to 30% of prior year's net income.
     The mortgage loan is collateralized by the Napili Plaza shopping center and matures on December 31, 2005. Payments are based on a 25-year amortization. Effective January 1, 2002, the interest rate on the loan was amended to 6.25% until January 1, 2005. The interest rate will be adjusted to the lender's then prevailing rate of interest for such loans as of January 1, 2005.
     The Company has agreements that provide for term loans that were used to purchase equipment for the Company's pineapple and resort operations. At December 31, 2001, $4.5 million of these term loans had interest rates that were adjustable based on one to six-month LIBOR. The balance of these loans is at fixed interest rates. The loans mature through December 2006. The agreements include certain financial covenants that are similar to those in the Company's revolving credit agreement. One of the agreements also requires the maintenance of a minimum tangible net worth (as defined).
     The Company's majority owned Central American subsidiary has a non-revolving term loan that was used to repay intercompany loans initially granted for investments in infrastructure, buildings and operations. The Company guarantees the loan. Monthly principal and interest payments begin in 2002 with the final payment due in 2006. Interest on the loan is adjustable based on six-month LIBOR.
     Maturities of long-term debt during the next five years, from 2002 through 2006, are as follows: $2,440,000, $2,199,000,
$6,941,000, $11,299,000 and $6,508,000.

5.   POSTRETIREMENT BENEFITS
     The Company has defined benefit pension plans covering substantially all regular employees. Pension benefits are based primarily on years of service and compensation levels. The Company has defined benefit postretirement health and life insurance plans that cover primarily non-bargaining salaried employees and certain bargaining unit employees. Postretirement health and life insurance benefits are principally based on the employee's job classification at the time of retirement and on years of service.
     Changes in benefit obligations and changes in plan assets for 2001 and 2000 and the funded status of the plans and amounts recognized in the balance sheets as of December 31, 2001 and 2000 were as follows:

                             Pension Benefits           Other Benefits
                              2001      2000           2001       2000
                                     (Dollars in Thousands)
Change in benefit obligations:
 Benefit obligations at
   beginning of year      $ 37,892  $ 35,863       $ 13,619   $ 13,263
 Service cost                1,728     1,501            410        358
 Interest Cost               2,701     2,535            986        920
 Actuarial (gain) loss         (85)     (127)         1,946       (400)
 Amendments                    216       265             48        194
 Benefits paid              (2,371)   (2,145)          (761)      (716)

 Benefit obligations at
   end of year              40,081    37,892         16,248     13,619

Change in plan assets:
 Fair value of plan assets
   at beginning of year     42,235    46,167             --         --
 Actual return on plan
   assets                   (2,435)   (2,133)            --         --
 Employer contributions        262       346            761        716
 Benefits paid              (2,371)   (2,145)          (761)      (716)

 Fair value of plan assets
   at end of year           37,691    42,235             --         --

Funded status               (2,390)    4,343        (16,248)   (13,619)
Unrecognized actuarial
  (gain) loss		     4,823    (1,186)        (3,189)    (5,469)
Unrecognized net transition
   (asset) obligation          282      (224)            --         --
Unrecognized prior service
   cost                        516       376           (674)      (845)

Net amounts recognized       3,231     3,309        (20,111)   (19,933)

Amounts recognized in
 balance sheets consist of:
 Prepaid benefit cost        4,154     4,068              --        --
 Accrued benefit liability    (923)     (759)        (20,111)  (19,933)

Net amounts recognized    $  3,231  $  3,309        $(20,111) $(19,933)


     Net periodic benefit costs for 2001, 2000 and 1999 included the following components:

                                2001           2000           1999
                                       (Dollars in Thousands)
Pension benefits:
 Service cost                $ 1,728        $ 1,501        $ 1,443
 Interest cost                 2,701          2,535          2,396
 Expected return on
   plan assets                (3,673)        (4,036)        (3,638)
 Amortization of net
   transition asset             (505)          (535)          (535)
 Amortization of prior
   service cost                   74             74             59
 Recognized net actuarial
  (gain) loss                     13           (319)           (14)

 Net expense (credit)            338           (780)          (289)

Other benefits:
 Service cost                    410            358            359
 Interest cost                   986            920            895
 Amortization of prior
   service cost                 (134)          (133)          (146)
 Recognized net actuarial gain  (323)          (356)          (320)

 Net expense                 $   939        $   789        $   788


     Effective December 31, 2001, three of the Company's defined benefit pension plans covering bargaining unit employees and certain hourly employees were merged into a single plan. The Company estimates that the merger of the plans will reduce future administrative costs while maintaining the benefits and provisions of each plan.
     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefits in excess of plan assets were $1,246,000, $698,000 and $-0-, respectively, as of December 31,
2001 and $1,328,000, $744,000 and -0-, respectively, as of
December 31, 2000.
     The benefit obligations for pensions and other postretirement benefits were determined using a discount rate of 7.25% as of December 31, 2001 and 2000, and compensation increases ranging up to 4.5%. The expected long-term rate of return on assets ranged up to 9% for 2001 and 2000.
     The accumulated postretirement benefit obligation for health care as of December 31, 2001 and 2000 was determined using a health care cost trend rate of 10% in 1995, decreasing by .5% each year from 1995 through 2004 and 5% thereafter. The effect of a 1% annual increase in these assumed cost trend rates would increase the accrued postretirement benefit obligation by approximately $2,009,000 as of December 31, 2001, and the aggregate of the service and interest cost for 2001 by approximately $189,000; a 1% annual decrease would reduce the accrued postretirement benefit obligation by approximately $1,649,000 as of December 31, 2001, and the aggregate of the service and interest cost for 2001 by approximately $153,000.
     The Company has investment and savings plans that allow eligible employees on a voluntary basis to make pre-tax contributions of their cash compensation. Substantially all employees are eligible to participate in one or more plans. The Company can elect to make contributions to the plans and, in 2000, the Company's cost for contribution to one of the plans was $107,000.
     The Company has an Employee Stock Ownership Plan (ESOP) for non-bargaining salaried employees and for bargaining unit clerical employees of Maui Pineapple Company, Ltd. All of the shares originally sold to the ESOP in 1979 have been allocated to participants since December 1993. In December 1999, 7,300 shares of the Company's common stock held by a wholly owned subsidiary were contributed to the ESOP. The Company recorded a charge to employee benefit expense of $137,000 and a corresponding credit to Common Stock. Effective December 31, 1999, the Company's Board of Directors approved a plan amendment to freeze the ESOP. Accordingly, after 1999 there were no further contributions to the ESOP and no additional employees became participants of the plan.
     On October 1, 1998, deferred compensation plans that provided for specified payments after retirement for certain management employees were terminated. At the termination date, these employees were given credit for existing years of service and future accruals were discontinued.

6.   MINORITY INTEREST IN SUBSIDIARY
     In February 1999, Royal Coast Tropical Fruit Company, Inc. (a wholly owned subsidiary of Maui Pineapple Company, Ltd.) formed a subsidiary company in Central America and invested $503,000 for a 51% ownership interest in a new pineapple production company. The minority stockholders contributed $460,000. In 2001, the Company contributed $153,000 to the capital of the Central American subsidiary and the minority shareholders contributed proportionately, thus maintaining the ownership interest percentages. The minority stockholders' share of the 2001, 2000 and 1999 operating losses was not material.

7.   DEFERRED REVENUE
     Deferred revenue at December 31, 2000 primarily represented proceeds received on closed lot sales at the Kapalua Resort in excess of revenues recognized on the percentage-of-completion method. In December 2000, 12 of the 31 lots in Pineapple Hill Estates closed escrow. No revenues were recognized on these sales in 2000. Construction of the Pineapple Hill Estates subdivision improvements began in the first quarter of 2001 and was completed in the fourth quarter of 2001.

8.   LEASES
LESSEE
     The Company has capital leases, primarily on equipment used in pineapple operations, which expire at various dates through 2006. At December 31, 2001 and 2000, property included capital leases of $2,028,000 and $1,615,000, respectively (accumulated depreciation of $422,000 and $506,000, respectively). Future minimum rental payments under capital leases aggregate $1,924,000 (including $166,000 representing interest) and are payable as follows (2002 to 2006): $541,000, $339,000, $330,000, $392,000
and $322,000.
     The Company has various operating leases, primarily for land used in pineapple operations, which expire at various dates through 2018. A major operating lease covering approximately 1,500 acres used primarily for pineapple operations expired on December 31, 1999. The lease currently is being renegotiated for a minimum term of ten years. Total rental expense under operating leases was $811,000 in 2001, $821,000 in 2000 and $801,000 in 1999. Future minimum rental payments under operating leases aggregate $4,585,000 and are payable during the next five years (2002 to 2006) as follows: $619,000, $451,000, $435,000,
$431,000, $440,000, respectively, and $2,209,000 thereafter.

LESSOR
     The Company leases land and land improvements, primarily to hotels at Kapalua, and space in buildings, primarily to retail tenants. The leases generally provide for minimum rents and, in most cases, percentage rentals based on tenant revenues. In addition, the leases generally provide for reimbursement of common area maintenance and other expenses. Total rental income under these operating leases was as follows:

                                  2001        2000       1999
                                     (Dollars in Thousands)

Minimum rentals                 $  1,835   $  1,832    $ 1,744
Percentage rentals                 2,572      3,140      2,232

Total                           $  4,407   $  4,972    $ 3,976

     Property at December 31, 2001 and 2000 includes leased property of $20,659,000 and $20,519,000, respectively
(accumulated depreciation of $11,789,000 and $11,279,000, respectively).
     Future minimum rental income aggregates $6,966,000 and is receivable during the next five years (2002 to 2006) as follows:
$1,449,000, $1,195,000, $941,000, $868,000, $539,000,
respectively, and $1,974,000 thereafter.

9.   INCOME TAXES
     The components of the income tax provision (credit) were as follows:

                                  2001      2000      1999
                                   (Dollars in Thousands)
Current
  Federal                       $  1,904  $    984  $  1,831
  State                             (256)     (296)      334

  Total                            1,648       688     2,165

Deferred
  Federal                          1,594      (777)      584
  State                              198         1       (32)

  Total                            1,792      (776)      552

  Total provision (credit)      $  3,440  $    (88)  $ 2,717

     Reconciliation between the total provision and the amount computed using the statutory federal rate of 34% follows:

                                   2001       2000    1999
                                   (Dollars in Thousands)
Federal provision at
  statutory rate                $  3,743  $    124  $  2,512
Adjusted for
  State income taxes,
    net of effect on
    federal income taxes             (50)     (210)      200
  Federal research credits          (177)       --        --
  Other                              (76)       (2)        5

    Total provision (credit)    $  3,440  $    (88) $  2,717


     Deferred tax assets and liabilities were comprised of the following types of temporary differences as of December 31, 2001 and 2000:

                                   2001              2000
                                   (Dollars in Thousands)

Accrued retirement benefits      $  7,388         $ 6,789
Minimum tax credit carryforward     3,975           3,379
Accrued liabilities                 1,926           1,491
Inventory                              --             468
Allowance for doubtful accounts       260             359
Net operating loss and
  tax credit carryforwards            393              85

Total deferred tax assets          13,942          12,571
Deferred condemnation proceeds     (6,297)         (5,891)
Property net book value            (4,849)         (2,923)
Income from partnerships           (1,835)         (1,847)
Pineapple marketing costs            (756)           (691)
Inventory                            (722)             --
Other                                (202)           (146)

Total deferred tax liabilities    (14,661)        (11,498)

Net deferred tax (liability)
  asset                         $    (719)      $   1,073


     A valuation allowance against deferred tax assets as of December 31, 2001 and 2000 is not considered necessary as the Company believes that it is more likely than not the deferred tax assets will be fully realized.
     At December 31, 2001, the Company had federal minimum tax credit carryforwards of $4.0 million.
     The Company's federal income tax return for 1995 is under examination by the Internal Revenue Service. The Company has consented to keep federal income tax returns for 1993 and 1994 open because the returns for an entity in which the Company was previously a 25% general partner is under examination by the Internal Revenue Service. The revenue agent's reports on these examinations have not been issued and the Company presently cannot predict the outcome of these examinations.

10.  INTEREST CAPITALIZATION
     Interest cost incurred in 2001, 2000 and 1999 was $3,502,000, $3,901,000 and $2,477,000, respectively, of which
$599,000, $840,000 and $643,000, respectively, was capitalized.

11.  ADVERTISING AND RESEARCH AND DEVELOPMENT
     Advertising expense totaled $1,901,000 in 2001, $2,000,000 in 2000 and $1,801,000 in 1999. Research and development expenses totaled $1,073,000 in 2001, $984,000 in 2000 and
$839,000 in 1999.

12.  CONCENTRATIONS OF CREDIT RISK
     A substantial portion of the Company's trade receivables results from sales of pineapple products, primarily to food distribution customers in the United States. Credit is extended after evaluating creditworthiness and no collateral generally is required from customers. Notes receivable result principally from sales of real estate in Hawaii and are collateralized by the property sold.

13.  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
     Except for certain long-term debt, the carrying amount of the Company's financial instruments is considered to be the fair value. The fair value of long-term debt was estimated based on rates currently available to the Company for debt with similar terms and remaining maturities.
     The carrying amount of long-term debt at December 31, 2001 and 2000 was $40,735,000 and $42,616,000, respectively, and the fair value was $40,874,000 and $42,302,000, respectively.

14.  BUSINESS SEGMENTS
     The Company's reportable segments are Pineapple, Resort and Commercial & Property. Each segment is a line of business requiring different technical and marketing strategies.
     Pineapple includes growing pineapple, canning pineapple in tin-plated steel containers fabricated by the Company and marketing canned and fresh pineapple products.
     Resort includes the development and sale of real estate, property management and the operation of recreational and retail facilities and utility companies at Kapalua on Maui.
     Commercial & Property includes the Company's investment in Kaahumanu Center Associates, Napili Plaza shopping center and non-resort real estate development, rentals and sales. It includes the Company's land entitlement and land management activities.
     The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies.

                                           Commercial
2001                    Pineapple    Resort  & Property  Other  Consolidated
                                       (Dollars in Thousands)

Revenues (1)              $97,426   $ 70,078   $ 5,029   $   47    $ 172,580

Operating profit (loss)(2) (3,233)    19,757    (1,414)  (1,199)      13,911
Interest expense           (1,765)      (801)     (211)    (126)      (2,903)
Income (loss) before
  income taxes             (4,998)    18,956    (1,625)  (1,325)      11,008

Depreciation                5,582      3,690       479      475       10,226
Equity in earnings (losses)
  of joint ventures             3      6,993    (1,453)      --        5,543

Investment in joint
  ventures   		      207          9   (11,518)      --      (11,302)
Segment assets (3)         79,068     72,198     8,051   17,116      176,433
Expenditures for
  segment assets            4,794      5,415       411    4,599       15,219

2000

Revenues (1)              $85,892   $ 50,262   $ 5,043   $  286    $ 141,483

Operating profit (loss)(2) (2,891)     7,752      (441)    (995)       3,425
Interest expense           (1,572)      (992)     (164)    (333)      (3,061)
Income (loss) before
  income taxes             (4,463)     6,760      (605)  (1,328)         364

Depreciation                5,106      3,222       498      176        9,002
Equity in earnings (losses)
  of joint ventures            61        (62)     (971)      --         (972)
Investment in joint
  ventures   		      206      1,058    (9,990)      --       (8,726)
Segment assets (3)         81,294     69,227     7,169   12,261      169,951
Expenditures for
  segment assets            8,346      8,965       279    2,225       19,815

1999

Revenues (1)              $94,535   $ 47,950   $ 4,381   $  132    $ 146,998

Operating profit (loss)(2)  6,071      5,702      (454)  (2,098)       9,221
Interest expense             (919)      (443)     (133)    (339)      (1,834)
Income (loss) before
  income taxes              5,152      5,259      (587)  (2,437)       7,387

Depreciation                5,040      2,796       481      128        8,445
Equity in earnings (losses)
   of joint ventures          116       (172)     (900)      --         (956)
Investment in joint
   ventures                   198        905    (8,944)      --       (7,841)
Segment assets (3)         69,733     64,943     7,190   11,521      153,387
Expenditures for
  segment assets            7,921     13,282       164      795       22,162



(1) Amounts are principally revenues from external customers. Intersegment revenues and interest revenues were insignificant. Sales to any single customer did not exceed 10% of consolidated revenues. Revenues attributed to foreign countries were $1.7 million, $2.6 million and $3.1 million, respectively, in 2001, 2000 and 1999. Foreign sales are attributed to countries based on the location of the customer.
(2) "Operating profit (loss)" is total revenues less all expenses except allocated interest expenses and income taxes. Operating profit (loss) included in "Other" is primarily unallocated corporate expenses.
(3) Segment assets are located in the United States, primarily Maui. Other assets are corporate and non-segment assets.

15.  CONTINGENCIES AND COMMITMENTS
     In 1996, the County of Maui sued several chemical manufacturers claiming that they were responsible for the presence of a nematocide commonly known as DBCP in certain water wells on Maui. The Company was a Third Party Defendant in the suit as a result of a 1978 agreement for the sale of DBCP to the Company from one of the DBCP manufacturers. In August 1999, settlement of the case was reached. The Company's portion of the cash payment in 1999 to install filtration systems in existing contaminated wells was substantially covered by proceeds of a settlement concluded on this issue with its insurance carrier. The Company and the other defendants as a group have agreed that until December 1, 2039, they will pay for 90% of the capital cost to install filtration systems in any future wells if DBCP contamination exceeds specified levels and for the ongoing maintenance and operating cost for filtration systems on existing and future wells. The level of DBCP in the existing wells should decline over time as the wells are pumped, which may end the requirement for filtration before 2039. To secure the obligations of the defendants under the settlement agreement, the defendants are required to furnish to the County of Maui an irrevocable standby letter of credit throughout the entire term of the agreement. The Company had estimated a range of its share of the cost to operate and maintain the filtration systems for the existing wells and its share of the cost of the letter of credit, and recorded a reserve for this liability in 1999. The reserve recorded in 1999 and adjustments thereto in 2000 and 2001 did not have a material effect on the Company's financial statements. There are procedures in the settlement agreement to minimize the DBCP impact on future wells by relocating the wells to areas unaffected by DBCP or by using less costly methods to remove DBCP from the water. The Company is unable to estimate the range of potential financial impact for the possible filtration cost for any future wells acquired or drilled by the County of Maui and, therefore, has not made a provision in its financial statements for such costs.
     In connection with pre-development planning for a land parcel in Upcountry Maui, pesticide residues in the parcel's soil were discovered in levels that are in excess of Federal and Hawaii State limits. Studies by environmental consultants, in consultation with the State Department of Health, indicate that remediation probably will be necessary. The cost of remediation will depend on the various alternatives as to the use of the property and the method of remediation. Until the Company makes further progress on obtaining proper entitlements for the parcel, the ultimate use of the property remains uncertain and, therefore, an estimate of the remediation cost cannot be made.
     There are various claims and legal actions pending against the Company. In the opinion of management, after consultation with legal counsel, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.
     Premium Tropicals International, LLC (PTI) is a joint venture between Royal Coast Tropical Fruit Company, Inc. (a wholly owned subsidiary of Maui Pineapple Company, Ltd.) and an Indonesian pineapple grower and canner. The joint venture markets and sells Indonesian canned pineapple in the United States. The Company is a guarantor of a $3 million line of credit, which supports letters of credit to be issued on behalf of PTI for import trading purposes and a $1 million line of credit used for working capital purposes.
     The Company, as a partner in various partnerships, may under particular circumstances be called upon to make additional capital contributions.
     At December 31, 2001, the Company had purchase commitments under signed contracts totaling $903,000, which primarily relate to real estate projects.






QUARTERLY EARNINGS
(unaudited)


                                    First     Second    Third     Fourth
                                   Quarter   Quarter   Quarter   Quarter
                          (Dollars in Thousands Except Per Share Amounts)

2001

Total revenues*                   $38,739   $39,453   $45,943   $48,445 (a)

Net sales                          27,417    29,367    31,959    35,977 (a)

Cost of sales                      18,917    19,705    23,456    22,936

Net income                            779       265     1,974     4,550

Net income per common share           .11       .04       .27       .63

2000

Total revenues                    $34,775   $30,921   $37,195   $38,592

Net sales                          24,138    21,135    28,279    29,642

Cost of sales                      15,719    14,341    19,675    23,068 (b)

Net income (loss)                   1,945       300       556    (2,349) (b)

Net income (loss) per common share    .27       .04       .08      (.33)


(a) Total revenues and net sales for the fourth quarter of 2001 were higher primarily due to real estate sales at the Kapalua Resort. In the fourth quarter of 2001, the sale of 18 units in the Coconut Grove on Kapalua Bay closed escrow.

(b) In the fourth quarter of 2000, the per unit cost of sales for pineapple products increased primarily as a result of a decrease in the planned production tonnage for the year. In addition, the Pineapple segment incurred increased fourth quarter 2000 charges for marketing and bad debt.

* Total revenues for the first and second quarters of 2001 have been restated to conform to the full year presentation.

COMMON STOCK

     The Company's common stock is traded on the American Stock Exchange under the symbol "MLP." A dividend of $.125 per share was paid in March of 2000. The declaration and payment of cash dividends are restricted by the terms of borrowing arrangements to 30% of prior year's net income. At February 12, 2002, there were 432 shareholders of record.
     The following chart reflects high and low sales prices during each of the quarters in 2001 and 2000:

                       First     Second    Third     Fourth
                      Quarter   Quarter   Quarter   Quarter

2001        High       $ 24.00   $ 27.53   $ 26.60   $ 25.10
            Low          18.00     17.00     19.75     19.99

2000        High       $ 17.50   $ 23.50   $ 26.63   $ 26.75
            Low          14.00     14.75     22.13     21.00



SELECTED FINANCIAL DATA

                          2001        2000     1999      1998      1997
                         (Dollars in Thousands Except Per Share Amounts)

FOR THE YEAR
Summary of Operations
 Revenues              $ 172,580 $ 141,483 $ 146,998 $ 143,711 $ 136,498
 Cost of goods sold       85,014    72,803    74,494    76,049    72,200
 Operating expenses       33,677    30,169    27,440    26,168    26,027
 Shipping and marketing   19,095    18,289    18,479    16,673    18,053
 General and
   administrative         19,430    15,825    16,408    15,094    14,600
 Equity in losses
   of joint ventures       1,453       972       956     1,160     1,211
 Interest expense          2,903     3,061     1,834     3,039     3,045
 Income tax expense
   (credit)                3,440       (88)    2,717     1,188       499
 Income before
   extraordinary loss      7,568       452     4,670     4,340       863
 Extraordinary loss, net of
   income tax credit (1)      --        --        --      (744)       --
 Net income                7,568       452     4,670     3,596       863

Per Common Share (2)
 Income before
   extraordinary loss       1.05       .06       .65       .60       .12
 Extraordinary loss, net of
   income tax credit          --        --        --      (.10)       --
 Net income                 1.05       .06       .65       .50       .12

Other Data
 Cash dividends
    Amount                    --       899       899        --        --
    Per common share (2)      --      .125      .125        --        --
 Depreciation            $10,226  $  9,002  $  8,445  $  8,176  $  8,041
 Return on beginning
   stockholders' equity     11.5%       .7%      7.5%      6.1%      1.5%
 Percent of net income
   to revenues               4.4%       .3%      3.2%      2.5%       .6%

AT YEAR END
Current assets less
 current liabilities (3) $25,463  $ 19,304  $ 12,924  $ 18,985  $ 20,283
Ratio of current assets
 to current liabilities (3)  2.1       1.7       1.5       2.1       2.2
Property, net of
 depreciation           $113,046 $ 109,725 $ 100,976 $ 89,921  $  88,047
Total assets             176,433   169,951   153,387   136,247   135,507
Long-term debt and
 capital leases           39,581    41,012    25,497    23,592    29,435
Stockholders' equity
 Amount                   73,419    65,922    66,400    62,492    58,896
 Per common share (2)    $ 10.20 $    9.16 $    9.23 $    8.69 $    8.19
Common shares
   outstanding (2)     7,195,800 7,195,800 7,195,800 7,188,500 7,188,500

(1) In 1998, the Company incurred an extraordinary loss of $744,000 (net of taxes) for prepayment of $20 million of debt.

(2) All references to the number of shares of common stock and per share amounts prior to 1999 have been restated to reflect the four-for-one common stock split as of May 1, 1998.

(3) Current assets less current liabilities and ratio of current assets to current liabilities for 1999 decreased primarily because of increased accounts payable resulting from the high level of construction in progress at year-end.






MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

2001 vs. 2000

CONSOLIDATED
     The Company reported consolidated net income of $7.6 million for 2001 compared to net income of $452,000 for 2000. The increase in net income was due to real estate sales at the Kapalua Resort, which more than offset the reduced profit contribution from Resort operations and increased operating losses from the Pineapple, Commercial & Property and other operations.
     General and administrative expenses for 2001 (including amounts allocated to the business segments) exceeded the prior year by $3.6 million or 23%. The operating results reported for all of the Company's business segments were negatively affected by increases in general and administrative expenses. The net periodic cost for the Company's defined benefit pension plans increased by $1.1 million in 2001 compared to 2000 primarily because of decreased investment returns in 2000. These expenses are expected to increase further in 2002 as a result of lower investment results in 2001 and because the transition assets realized upon adoption of FASB Statement No. 87 in 1987 were fully amortized as of the end of 2001. Fees paid to outside consultants increased by over $1 million in 2001 compared to 2000. A large part of this increase was due to lawsuits related to Pineapple operations, which the Company filed in 2001.
General and administrative expenses were also higher in 2001 because of expenses for employment-related litigation, increased salaries and wages and other employment related expenses.
     Interest expense of $2.9 million for 2001 was 5% lower than 2000. The decrease was the result of lower average interest rates, partially offset by higher average borrowings and a reduced amount of capitalized interest. Higher debt balances resulted primarily from borrowings in 2000 to finance negative operating cash flows from the Pineapple operations and construction activity at Kapalua Resort. The Company's total debt balance remained relatively high in 2001 as cash from operating activities was used to finance a large portion of the Company's capital expenditures.

PINEAPPLE
     Pineapple revenues increased to $97.4 million in 2001 as compared to $85.9 million in 2000. The segment produced an operating loss of $3.2 million in 2001 compared to an operating loss of $2.9 million in 2000. The average sales price for canned pineapple products and the case volume of canned pineapple sales were higher in 2001 as compared to 2000. Contribution to revenues from fresh cut and fresh whole pineapple products grew substantially in 2001; however, these product lines represent less than 17% of net sales from the Pineapple segment. The operating loss from the Pineapple segment increased in 2001 because of higher per unit production costs and shipping and selling expenses as well as increased general and administrative expenses. Higher production costs in 2001 were primarily the result of increased cost for petroleum products and supplies and scheduled collective bargaining wage increases.
     Mitigating the loss from Pineapple operations in 2001 was the receipt of $1.8 million in December 2001 from the U.S. Customs Service. The cash distribution was made pursuant to the Continued Dumping and Subsidy Offset Act of 2000, which provided for an annual distribution of antidumping duties to injured domestic producers. The Company currently expects to receive a distribution of antidumping duties in 2002, but anticipates that it may be less than the 2001 distribution.
     For the first eleven months of 2001, the case volume of imports of canned pineapple into the United States was lower and the average unit value of these imports was higher than the same period in 2000. These results are in part due to a tightening supply of pineapple from Thailand, one of the world's largest pineapple suppliers, as well as lower supplies from certain other pineapple producing countries. The reduction in supply of foreign pineapple is considered to be a reaction to low prices; therefore, as prices rise, plantings and canned pineapple production are expected to increase.
     Antidumping duties were in effect on canned pineapple fruit imported from Thailand since mid-1995 as a result of an antidumping petition filed in 1994 in which the Company was a party as petitioner. The amount of duties on pineapple imports from Thailand is subject to annual administrative reviews by the
U. S. Department of Commerce. Either the Company or the Thai producers may request these reviews. As a result of the annual reviews, the duties can be adjusted. Some of the Thai pineapple companies have significantly reduced their antidumping duties through the annual review process. Present antidumping duties on imports of canned pineapple from Thailand range from less than 1% up to 51%.
     In 2000, the U. S. Department of Commerce and the U. S. International Trade Commission initiated proceedings for the "Sunset Review" of antidumping duties on imports of canned pineapple fruit from Thailand. In April 2001, the U. S. International Trade Commission announced its unanimous decision that the existing antidumping duty on imports of canned pineapple fruit from Thailand would remain in place. Pursuant to its investigation under the five-year "Sunset Review," the U. S. International Trade Commission determined that revocation of the antidumping duty order would likely result in continuation or recurrence of material injury to the domestic industry.
     In October 2001, the U. S. Department of Commerce released final antidumping margins pursuant to the fifth annual administrative review of antidumping duties on canned pineapple fruit imports from Thailand. As a result of this review, the dumping margin for one of the larger importers was ruled to be de minimis and, therefore, no deposit of duties is currently required from that importer. The Company is appealing this decision. If the dumping margin for an importer is determined to be de minimis for three consecutive years, the importer is exempt from the duty order. Preliminary results of the sixth annual administrative review covering the period July 1, 2000 through June 30, 2001 are scheduled to be released by July 31, 2002.
     The Company manufactures all of the cans it uses to can pineapple at its Kahului cannery with tin-coated steel imported from Japan. In October 2001, the U.S. International Trade Commission by a 3 to 3 vote ruled that the domestic steel industry has been injured by the importation of foreign steel into the United States. On March 5, 2002, President George W. Bush, by executive order, imposed three-year tariffs on imported steel products, including the tin-coated steel the Company uses. The Company has filed for exemptions from the tariff. If it is not granted exemption from the tariff, the Company's cost of canning pineapple is expected to increase by approximately $800,000 in 2002 and up to $1.0 million in 2003.

RESORT
     Kapalua Resort revenues, including operations and development, increased to $70.1 million in 2001 from $50.3 million in 2000. The operating profit from this segment was $19.8 million in 2001 compared to $7.8 million in 2000. The increase in revenues and operating profit in 2001 was attributable to development activity related to real estate sales, which contributed $18.2 million to Resort operating profit in 2001 compared to $1.4 million in 2000.
     In 2001, the sales of all 36-luxury condominium units in the Coconut Grove on Kapalua Bay closed escrow and title passed to the buyers. At the end of 2000, all of the units were under binding sales contract, but construction had not been completed. The Company's equity in earnings of Kapalua Coconut Grove LLC, the developer of the project, was $7.0 million in 2001. In 1997, the Company had contributed to the venture its 50% interest in the 12-acre parcel for the development. In 2001, the Company recognized income of $3.9 million representing the pre-contribution gain on sale of this land parcel.
     In 2001, the Resort segment recognized profit on sales of 20 of the 31 single-family lots at the Pineapple Hill Estates subdivision. In 2000, 12 of the lots had closed escrow and all of the proceeds received were recorded as deferred revenue. Revenues were recognized throughout 2001 on the percentage-of-completion method. Construction of the subdivision improvements was completed in November 2001.
     In 2000, the Company recognized profit on the percentage-of-completion method for sale of 14 single-family lots in Plantation Estates Phase II. Construction of the subdivision improvements and all of the sales were completed by the end of second quarter 2000.
     Resort real estate development and Resort real estate sales are cyclical and depend on a number of factors. Results of real estate sales activity for 2001 are not necessarily indicative of future performance trends for this segment.
     Revenues and operating profit from Resort operations (excluding real estate development activity) were lower in 2001 compared to 2000 due primarily to lower resort occupancy. Occupancy is responsible for much of the activity at the Resort and revenues from operations. Revenues from golf operations decreased by 3%, merchandise sales declined by 7% and income from lease rents were lower by 14% in 2001 compared to 2000. Revenues from The Kapalua Villa operations decreased by 17% in 2001 compared to 2000. While occupancies at The Kapalua Villas were lower in 2001 compared to 2000, average room rates increased slightly. Partially offsetting the reduction in revenues from these operations was a 46% increase in commission income from Kapalua Realty, largely reflecting the real estate sales mentioned above.
     Room occupancies in 2001 at Kapalua and for the state of Hawaii were lower than 2000 for every month, but the economic impact of the events of September 11 resulted in a further decline in visitors. The rate of room reservations rebounded somewhat in the last quarter of 2001 and early 2002. Resort marketing initiatives to increase visitors to Kapalua is an ongoing focus and challenge for the Company. In February 2002, contracts were completed for a four-year extension for Kapalua to host the Mercedes Championships golf tournament. This is a major marketing event for the Resort.

COMMERCIAL & PROPERTY
     Revenues from the Commercial & Property segment totaled $5 million in 2001 or approximately the same as in 2000. Revenues for 2001 include $189,000 from land sales compared to $75,000 for 2000. The operating loss from this segment increased to $1.4 million in 2001 from $441,000 in 2000. The increased operating loss was largely attributable to lower results from Queen Ka'ahumanu Center. However, increased land management expenses, primarily as a result of additional personnel, and lower profit contribution from Napili Plaza added to the increased loss from this segment.
     The Company's equity in the losses of Queen Ka'ahumanu Center was $1.5 million in 2001 compared to $971,000 in 2000.
The increased losses largely related to store closures and rent concessions, which resulted in reduced rental income, write-off of tenant improvement allowances and increases in reserves for uncollectible accounts. Partially offsetting these losses in 2001 was an increase in lease cancellation fees received.
     The Company, as manager of Queen Ka'ahumanu Center for Kaahumanu Center Associates, has realigned management personnel in 2001 to place increased focus on improving the operation. Management presently anticipates that cash advances from the partners of approximately $1.7 million may be required to cover cash deficits of the partnership in 2002.


2000 vs. 1999

CONSOLIDATED
     The Company reported consolidated net income of $452,000 for 2000 compared to $4.7 million for 1999. The lower net income in 2000 was attributable to losses from the Pineapple segment and increased interest expense, which more than offset substantially increased operating profit from the Resort segment.
     General and administrative expenses for 2000 of $15.8 million were lower than 1999 by 4%. In 2000, the Company's payroll related costs decreased compared to 1999 primarily because there were no accruals for incentive compensation for 2000. The cost for outside consultants was lower in 2000 because in 1999 the Company wrote off $1.1 million of deferred costs for consultants who were engaged to analyze and assist in developing strategic plans for the Company. This reduction in outside consultant costs was partially offset by increased expenses in 2000 for consultants related to the selection of an integrated accounting and information technology system, which the Company is in the process of implementing. Pension expense was lower in 2000 compared to 1999 primarily because of an increase in discount rate as of year-end 1999 and because of favorable investment returns in 1999. Expenses for medical and general insurance, workers compensation and vacation accruals increased in 2000 compared to 1999.
     Interest expense increased by 67% in 2000 compared to 1999 because of higher average borrowings and higher interest rates. Average borrowings were higher in 2000 as a result of lower cash flows from operating activities combined with a large amount of capital expenditures, in particular construction related expenditures at the Kapalua Resort. An increase in the amount of interest capitalized in 2000, primarily because of construction of the Village Course Clubhouse, partially offset the increase in interest expense.

PINEAPPLE
     Pineapple revenues of $85.9 million for 2000 were lower by 9% as compared to 1999. The segment produced an operating loss of $2.9 million in 2000 compared to operating profit of $6.1 million in 1999. The reduction in revenues was a result of lower case volume of canned pineapple sales as well as lower prices in 2000. These results reflect the highly competitive market conditions for canned pineapple products that the Company was faced with throughout 2000. Revenues from fresh whole and fresh cut pineapple products increased in 2000. The increased operating loss in 2000 also was due to higher marketing and bad debt expense and higher per case cost of sales primarily because of processing fewer tons of fruit in 2000.
     The average unit value of imported canned pineapple products declined significantly in 2000 compared to 1999, which put severe downward pressure on market prices in the U.S. In addition, market prices were suppressed in 2000 as a result of much of the 1999 imports entering the U.S. retail stores in 2000. In 1999, imports of canned pineapple products into the U.S. increased by 39%. Total imports of canned pineapple into the United States decreased by 9% in 2000 compared to 1999 primarily reflecting reduced import volume from Thailand. The reduced case volume of imports appeared to be a result of antidumping duties on canned pineapple fruit from Thailand.

RESORT
     Kapalua Resort revenues, including operations and development, of $50.2 million for 2000 were 5% higher than 1999. Resort operating profit was $7.8 million in 2000 compared to $5.7 million in 1999. Higher revenues and operating profit generated by resort operations more than offset lower results from the sale of real estate inventories.
     Revenues from golf operations increased 11%, merchandise sales increased 12% and income from lease rents increased 26%. These improved results were largely due to higher average green fees, increased room occupancies at the hotels and increased ground lease percentages from the hotels. Revenues from The Kapalua Villas operations increased 12% in 2000 as a result of increased room occupancies and higher average room rates. Commissions from Kapalua Realty operations increased 71% in 2000, reflecting increased activity in the resale of Resort real estate. In addition to these revenue increases, improved operating results in 2000 also were due to general excise tax refunds related to prior years.
     Revenues from real estate sales decreased 21% in 2000 compared to 1999. Contribution to operating profit from sale of real estate inventory was $2 million in 2000 compared to $2.2 million in 1999. In the fourth quarter of 1999, the Company began the construction and sale of Plantation Estates Phase II, a fourteen single-family lot subdivision at Kapalua. Twelve of the fourteen lots closed escrow in 1999 and the Company recognized profit on the percentage-of-completion method. The last two lots closed escrow in the first quarter of 2000 and construction of improvements was substantially complete in the second quarter of 2000.
     In December 2000, the Company began selling lots in Pineapple Hill Estates, a 31 single-family lot subdivision in the Kapalua Resort. Twelve sales closed escrow in 2000 and all proceeds were recorded as deferred revenues.

COMMERCIAL & PROPERTY
     Revenues from Commercial & Property were $5 million in 2000 compared to $4.4 million in 1999. These revenues include gains from land sales of $75,000 in 2000 and $223,000 in 1999. The operating loss from this segment was $441,000 in 2000 or 3% lower than 1999. The reduced loss in 2000 from the Commercial & Property segment was primarily due to improved recoveries of expenses from the tenants.
     The Company's equity in the losses of Kaahumanu Center Associates was $971,000 in 2000, or $71,000 higher than the loss in 1999. Although Queen Ka'ahumanu Center minimum and percentage rents increased in 2000, increased operating expenses, in particular repairs and maintenance, professional fees and payroll related expenses, more than offset the higher rental revenues.

LIQUIDITY AND CAPITAL RESOURCES
     At December 31, 2001, the Company's total debt, including capital leases, was $43.3 million, a decrease of $1.2 million from year-end 2000. In 2001, cash distributions from Kapalua Coconut Grove LLC totaled $12.4 million, which was used primarily to retire long-term debt. During 2001, the Company incurred new debt of $6.8 million in the form of equipment loans, capital leases and other long-term debt to finance capital expenditures.
     In 2001, the Company's debt level declined by only $1.2 million due to income levels and cash flows from operations being negatively affected by the events of September 11 and the downturn in economic activity. Part of the reduced cash flow was caused by the higher than usual level of ripe pineapple in December, which required additional costs to be incurred to process this fruit to inventory. Also, the Company had a relatively high level of unsold real estate inventory consisting of eleven lots in the Pineapple Hill Estates project. The sale of real estate inventories will be a significant variable in the projection of operating cash flows for 2002. While the level of real estate sales that have closed escrow through early 2002 is a positive indication that the market conditions for resort real estate may be improving, if the Company does not sell a significant portion of its real estate inventories in 2002, the Company may elect to reduce capital expenditures and take additional measures to control operating expenses.
     Unused short- and long-term credit lines available to the Company at December 31, 2001 totaled $13.5 million. As of December 31, 2001, the commitment under the Company's revolving credit agreement was increased from $15 million to $25 million for 2002 and 2003 and short-term bank lines of credit available to the Company were increased from $2 million to $3 million for 2002. The increase in the availability under these facilities was deemed appropriate to fund the seasonal working capital needs of the Company's operations and capital expenditures in 2002 and to provide an appropriate reserve of credit availability. The Company anticipates that it may finance some 2002 capital expenditures with new equipment loans or capital leases.
     Pineapple capital expenditures are expected to be $5 million in 2002, of which approximately $1.5 million is for the replacement of existing equipment and facilities. A majority of new capital expenditures for the Pineapple segment relates to equipment and facilities for fresh pineapple products. Resort capital expenditures and planning and entitlement expenditures are expected to be approximately $3.9 million in 2002, which includes approximately $1.7 million for replacements. Other capital expenditures and planning and entitlement costs are anticipated to be approximately $3.2 million in 2002, which includes approximately $2 million for completion of the implementation of an integrated accounting and information system and for other computer-related equipment and facilities. A portion of these capital expenditures could be deferred into future periods.
     Following are summaries of the Company's contractual obligations and other commercial commitments as of December 31, 2001 (in thousands):


                             Payment due by period (years)
Contractual                    Less
Obligations          Total     Than 1      1-3      4-5    After 5
Long-term debt      $40,735   $ 2,440    $9,140  $ 17,807  $11,348
Capital lease
  Obligations         1,924       541       669       714       --
Operating leases      4,585       619       886       871    2,209
Total Contractual
  Cash Obligations  $47,244   $ 3,600   $10,695  $ 19,392  $13,557


                          Commitment expiration period (years)
Other Commercial                 Less
Commitments          Total      Than 1    1-3       4-5     After 5
Lines of Credit     $14,639   $ 1,200   $13,439  $     --  $    --
Guarantees           14,000     4,000        --        --   10,000
Commitments Under
  Signed Contracts      903       903        --        --       --
Standby Letters
  of Credit             561       561        --        --       --
Total Other Commercial
  Commitments       $30,103   $ 6,664   $13,439  $     --  $10,000


IMPACT OF INFLATION AND CHANGING PRICES
     The Company uses the LIFO method of accounting for its pineapple inventories. Under this method, the cost of products sold approximates current cost and, during periods of rising prices, the ending inventory is reflected at an amount below current cost. The replacement cost of pineapple inventory was $26.5 million at December 31, 2001, which is $11 million more than the amount reflected in the financial statements.
     Most of the land owned by the Company was acquired from 1911 to 1932 and is carried at cost. A small portion of "Real Estate Held for Sale" represents land cost. Replacements and additions to Pineapple operations occur every year and some of the assets presently in use were placed in service in 1934. At Kapalua, some of the fixed assets were constructed and placed in service in the mid-to-late 1970s. Depreciation expense would be considerably higher if fixed assets were stated at current cost.

MARKET RISK
     The Company's primary market risk exposure with regard to financial instruments is to changes in interest rates. The Company manages this risk by monitoring interest rates and future cash requirements and evaluating opportunities to refinance borrowings at various maturities and interest rates. At December 31, 2001, 90% of the Company's short- and long-term borrowing commitments carried interest rates that were periodically adjustable to the prime rate, a Federal Farm Credit Bank index rate or to a LIBOR rate and 10% carried interest at fixed rates. Based on debt outstanding at the end of 2001, a hypothetical decrease in interest rates of 100 basis points would increase the fair value of the Company's long-term debt by approximately $386,000. At December 31, 2001, the fair value of the Company's long-term debt exceeded the carrying value by approximately $140,000 as a result of a general decrease in quoted interest rates.

FORWARD-LOOKING STATEMENTS
     The Company's Annual Report to Shareholders contains forward-looking statements (within the meaning of Private Securities Litigation Reform Act of 1995) as to the future success of non-canned pineapple products, future sales of canned pineapple to the U.S. government, receipt of distribution of antidumping duties in 2002, sale of the remaining lots in Pineapple Hill Estates, construction and sale of Kapua Village employee housing subdivision, commencement of drilling of a new Upcountry Maui well and 2002 expectations as to cash flow. In addition, from time to time, the Company may publish forward-looking statements as to those matters or other aspects of the Company's anticipated financial performance, business prospects, new products, marketing initiatives or similar matters.
     Forward-looking statements contained in the Annual Report to Shareholders or otherwise made by the Company are subject to numerous factors (in addition to those otherwise noted in the Company's Annual Report or in its filings with the Securities and Exchange Commission) that could cause the Company's actual results and experience to differ materially from expectations expressed by the Company. Factors that might cause such differences, among others, include (1) changes in domestic, foreign or local economic conditions that affect availability or cost of funds, or the number, length of stay or expenditure levels of international or domestic visitors, or agricultural production and transportation costs of the Company and its competitors or Maui retail or real estate activity; (2) the effect of weather conditions on agricultural operations of the Company and its competitors; (3) the success of the Company in obtaining land use entitlements; (4) events in the airline industry affecting passenger or freight capacity or cost; (5) possible shifts in market demand; (6) the possibility of tariffs or import quotas on imported steel products; and (7) the impact of competing products, competing resort destinations and competitors' pricing.





MAUI LAND & PINEAPPLE COMPANY, INC.
Officers

President & Chief Executive Officer
Gary L. Gifford

Executive Vice President/Finance
Paul J. Meyer

Executive Vice President/Pineapple
Douglas R. Schenk

Executive Vice President/Resort & Commercial Property
Donald A. Young

Vice President/Human Resources
J. Susan Corley

Vice President/Retail Property
Scott A. Crockford

Vice President/Land Planning & Development
Robert M. McNatt

Vice President/Land & Water Asset Management
Warren A. Suzuki

Treasurer
Darryl Y. H. Chai

Controller & Secretary
Adele H. Sumida








Directors

Richard H. Cameron--Chairman
Assistant Manager
Waldenbooks

John H. Agee
President and Chief Executive Officer
Ka Po'e Hana LLC

David A. Heenan
Trustee
The Estate of James Campbell

Randolph G. Moore
Teacher, Department of Education
State of Hawaii

Claire C. Sanford
Co-owner
Top Dog Studio

Fred E. Trotter III
President
F. E. Trotter, Inc.

Daniel H. Case-Director Emeritus
Chairman of the Board
Case Bigelow & Lombardi

Mary C. Sanford-Director Emeritus
Retired Chairman of the Board
Maui Publishing Company, Ltd.

Compensation Committee

Fred E. Trotter III-Chairman
John H. Agee
Richard H. Cameron
Daniel H. Case
David A. Heenan
Randolph G. Moore
Claire C. Sanford
Mary C. Sanford


Audit Committee

Randolph G. Moore-Chairman
David A. Heenan
Fred E. Trotter III





PRINCIPAL SUBSIDIARIES
MAUI PINEAPPLE COMPANY, LTD.
Officers

President & Chief Executive Officer
Douglas R. Schenk

Executive Vice President/Sales & Marketing
James B. McCann

Executive Vice President/Finance
Paul J. Meyer

Vice President/Operations
Eduardo E. Chenchin

Vice President/Agricultural Business Development
L. Douglas MacCluer

Vice President/Grocery Sales
Renata E. Muller

Treasurer
Darryl Y. H. Chai

Secretary
Adele H. Sumida

Controller
Stacey M. Jio

Directors

Richard H. Cameron-- Chairman
John H. Agee
Gary L. Gifford
David A. Heenan
Paul J. Meyer
Randolph G. Moore
Claire C. Sanford
Douglas R. Schenk
Fred E. Trotter III
Daniel H. Case-Director Emeritus
Mary C. Sanford-Director Emeritus







KAPALUA LAND COMPANY, LTD.
Officers

President & Chief Executive Officer
Donald A. Young

Executive Vice President/Finance
Paul J. Meyer

Vice President/Marketing
Kim D. Carpenter

Vice President/Administration
Caroline P. Egli

Vice President/Land Planning & Development
Robert M. McNatt

Vice President/Resort Operations
Gary M. Planos

Vice President/Kapalua Club & Villas
David M. Sosner

Treasurer
Darryl Y. H. Chai

Secretary
Adele H. Sumida

Controller
Russell E. Johnson

Directors

Richard H. Cameron-- Chairman
John H. Agee
Gary L. Gifford
David A. Heenan
Paul J. Meyer
Randolph G. Moore
Claire C. Sanford
Fred E. Trotter III
Donald A. Young
Daniel H. Case-Director Emeritus
Mary C. Sanford--Director Emeritus